UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-35287

Rouse Properties, LLC

(successor in interest to Rouse Properties, Inc.)

(Exact name of registrant as specified in its charter)

1114 Avenue of the Americas, Suite 2800

New York, New York 10036

(212) 608-5108

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: Two*

*                 On July 6, 2016, pursuant to an Agreement and Plan of Merger dated as of February 25, 2016, by and among BSREP II Retail Pooling LLC (“Parent”), BSREP II Retail Holding Corp. (“Acquisition Sub”), Rouse Properties, Inc. (the “Company”) and solely for the purposes of Section 9.14 and the other provisions of Article IX thereto the Guarantors defined therein, Acquisition Sub merged with and into the Company, with the Company surviving as a subsidiary of Parent (the “Merger”).  Following the Merger, the Company was converted into a limited liability company named Rouse Properties, LLC (the “Conversion”). Following the Conversion, Parent distributed 1% of the limited liability company interests of Rouse Properties, LLC to an affiliate.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rouse Properties, LLC, the successor company to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Rouse Properties, LLC
as successor in interest to the Company

Date:	July 18, 2016	By:	/s/ Susan Elman
Susan Elman
Executive Vice President, General
Counsel and Secretary